FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number: 000-33765

AIRMEDIA GROUP INC.

17/F, Sky Plaza,

No. 46 Dongzhimenwai Street

Dongcheng District

100027, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

AIRMEDIA GROUP INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release regarding the establishment of a strategic partnership to provide TV programs to air travelers	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRMEDIA GROUP INC.

By:	/s/ Conor Chiahung Yang
Name:	Conor Chiahung Yang
Title:	Chief Financial Officer

Date: March 12, 2008

Exhibit 99.1

AirMedia and Shanghai Media Group Announce Strategic Partnership to Provide TV Programs to Air Travelers

Beijing & Shanghai, China – March 11, 2008 – AirMedia Group Inc. (Nasdaq: AMCN), the operator of the largest digital media network in China dedicated to air travel advertising, and Shanghai Media Group (SMG), the second largest comprehensive media group in China, today announced that they have established a strategic partnership to provide TV programs to air travelers.

According to the agreement with WingsMedia, a wholly-owned subsidiary of SMG, AirMedia obtained the exclusive right to show its selected news, theme programs and documentary clips provided by SMG in airports and on airplanes of AirMedia’s network from March 2008 to February 2010.

“I am very excited about our partnership with SMG, one of the world’s most powerful and influential Chinese-language media and entertainment groups, which will further strengthen our position as the largest digital media network provider dedicated to air travel advertising,” remarked Herman Man Guo, Chairman and Chief Executive Officer of AirMedia. “The non-advertising content shown across our media network constitutes a significant attraction for air travelers and represents a cost-effective way of making our programs more effective for our advertising clients. We will continue to obtain additional high-quality and diversified content from third-party content providers to provide value-added services to our network airports and airlines as well as to our advertisers.”

“We are very pleased to have this cooperation with AirMedia,” said Ruigang Li, President of SMG. “AirMedia has the nationwide digital media network in airports and on airplanes which have very attractive and desirable audiences for content providers like us. Through AirMedia’s unique platform, we are enabled to reach and promote our programs to the high-end demographics of audiences.”

AirMedia’s standard programs in airports currently include 25 minutes of advertising content and 35 minutes of non-advertising content during each hour of programming, and are shown for approximately 16 hours per day. The length of AirMedia’s in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately 5 to 16 minutes of which consist of advertising content and the rest of the programs consist of non-advertising content.

AirMedia also has the exclusive right to show its selected documentary clips and various entertainment contents provided by China Central Television in airports and on airplanes.

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) operates the largest digital media network in China dedicated to air travel advertising. AirMedia has contractual concession rights to operate digital TV screens in 53 airports, including 29 out of the 30 largest airports in China, and has contractual concession rights to place its programs on the routes operated by 9 airlines, including the three largest airlines in China. In addition, AirMedia also has contractual concession rights to operate 46-inch digital frames and large size digital frames ranging from 63 to 70 inches in several major airports. AirMedia also offers advertisers other media platforms in airports, such as 360-degree LED displays, mega display screens, and shuttle bus displays etc. For more information about AirMedia, please visit http://www.airmedia.net.cn.

About Shanghai Media Group

Shanghai Media Group (SMG) is one of the world’s most powerful and influential Chinese-language media and entertainment groups, with radio and TV as its core business. Other related businesses include performing arts and sports, technical service and investment. SMG was founded in 2001 after merging Radio Shanghai, Eastern Radio Shanghai, Shanghai Television, Oriental Television Station and Shanghai Cable Television. It broadcasts 258 hours of TV and 214 hours of radio on a daily basis (2005). SMG operates 13 analog TV channels (7 cable channels covering Shanghai area, 4 terrestrials for Shanghai and neighboring areas, and 2 satellite channels for domestic and overseas subscribers), 11 analog radios, 16 national digital pay channels, 1 broadband online TV, 1 mobile phone TV, and 1 national IPTV service platform, 5 newspapers and magazines, and 5 sports clubs. SMG produces TV and radio programs in news, entertainment, sports, finance, music. It also produces TV series, documentaries and cartoons. SMG is building up its archive with copyrighted contents. It aims to become a major producer, distributor and provider serving the Chinese-speaking communities worldwide.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “would,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, if advertisers or the viewing public do not accept, or lose interest in, our air travel digital media network, we may be unable to generate sufficient cash flow from our operating activities and our prospects and results of operations could be negatively affected; we derive substantially all of our revenues from the provision of air travel advertising services, and if there is a downturn in the air travel advertising industry, we may not be able to diversify our revenue sources; if we are unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow us to place or operate the digital TV screens in airports or on airplanes, we may be unable to maintain or expand our network coverage and our business and prospects may be harmed; a substantial majority of our revenues are currently concentrated in the five largest airports and three largest airlines in China, and if any of these airports or airlines experiences a material business disruption, our ability to generate revenues and our results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate our future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Raymond Huang

Investor Relations Director

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn

FD Beijing

Julian Wilson

Tel: +86-10-8591-1951

Email: julian.wilson@fd.com

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